Davis & Gilbert LLP 1740 Broadway New York, New York 10019 (212) 468-4800

DIRECT DIAL NUMBER (212) 468-4944 EMAIL ADDRESS rnorton@dglaw.com		MAIN FACSIMILE (212) 468-4888 PERSONAL FACSIMILE (212) 974-6969

January 11, 2007

VIA EDGAR

Mr. Perry Hindin
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Solomon Technologies, Inc. Registration Statement on Form SB-2 Filed October 27, 2006 File No. 333-138240

Dear Mr. Hindin:

On behalf of Solomon Technologies, Inc. (the “Company”), we hereby submit in electronic format for filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1933 and Rule 101(a)(2)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the Company’s registration statement on Form SB-2. This letter also responds to the staff’s letter of comment dated November 21, 2006 pertaining to the captioned registration statement on Form SB-2.

We have reproduced below the comments set forth in your letter. Our responses are set forth below the comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.
You present interim financial statements through June 30, 2006 and you did not acquire Technipower until August 17, 2006. Your historical financial statements for the nine months ended September 30, 2006 will reflect the operations of Technipower from the date of acquisition. Please revise MD&A to remove all discussion of the operating results, liquidity and capital resources of Technipower before the date of acquisition. In the periods following acquisition, highlight for investors how the acquisition has impacted your operating results and financial condition. In each instance, quantify that impact.

We have revised the MD&A beginning on Page 16 to exclude discussion of Technipower prior to the date of acquisition.

Results of Operations, page 19

2.
For your discussion on the decrease in revenues, please disclose the underlying reasons for the “decrease in shipments” (for the comparative interim periods ended June 30, 2006 and 2005) and “decline in sales” (for the comparative annual periods ended December 31, 2005 and 2004).

We have revised the MD&A to include on page 19 a discussion of the reasons for the decrease in revenues of the Company’s Motive Power Division.

3.
Please disclose the nature of the loss on extinguishment of redeemable preferred stock and other debt.

We have revised the discussion in the MD&A on page 20 to disclose more fully the nature of these transactions.

Liquidity and Capital Resources, page 23

4.
The discussion of liquidity should include reasonably detailed cash flow discussions of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements being reported upon. Thereafter, this discussion would be updated as necessary on a quarterly basis. Refer to FR.C 607.02.

We have revised the discussion in Liquidity and Capital Resources beginning on page 22 to discuss more fully the Company’s ability to generate sufficient cash to support its operations. The Company will update as necessary on a quarterly basis as required.

Critical Accounting Policies, page 24

5.
Under Item 303 of Regulation S-B and Release 33-8350, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Your critical accounting policy disclosure for revenue recognition and inventory valuation does not appear to provide all of the information that may be required. Please revise to address why your accounting estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should also analyze the sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Otherwise, please tell us why you believe the current disclosure is appropriate.

Prior to the acquisition of Technipower, the Company’s operations were limited. As such, estimation processes related to the allowances for bad debt and inventory obsolescence were not significant and changes in such estimates were not expected to have a material effect on the financial statements. With the acquisition of Technipower in August 2006, these estimates have become more critical. As such, we have enhanced the critical accounting polices disclosure beginning on page 23 to describe more fully the Company’s critical accounting policies.

December 31, 2005 Financial Statements for Solomon Technologies, Inc., page F-1

6.
Please update the financial statements as required by Item 310(g) of Regulation S-B. Please also update, as applicable, any other relevant items of the filing.

In accordance with Item 310(g) of Regulation S-B, we have included the Company’s interim financial statements for the period ended September 30, 2006 in the amended Form SB-2, replacing the interim financial statements for the period ended June 30, 2006. Further, we have updated the pro forma financial statements to include a statement of operations for the period ended September 30, 2006.

7.
Please amend your Form 10-KSB and/or Forms 10-QSB to address our comments and consider, as applicable, SFAS 154 and Item 4.02 of Form 8-K.

We have addressed your comments and have modified/amended the financial statements included in the amended Form SB-2 accordingly. The Company will file amended Form 10-KSB and Forms 10-QSB as soon as practicable after the amended Form SB-2 is accepted and is effective.

Statements of Operations, page F-4

8.
Consistent with SAB Topic 14.F, please revise to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. You may disclose the amount of expense related to share-based payment arrangements included in specific line items in the financial statements in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.

We concur with your comment and have reflected this change on page F-4. We have also made conforming changes to the interim financial statements for the periods ended September 30, 2005 and 2006 included at page F-17.

Statements of Cash Flows, page F-6

9.
Please tell us the nature of the amounts for accretion and dividends and how you calculated the amounts. Please also tell us why there is no disclosure of the nature of these amounts or the method used to determine them in the notes to the financial statements. Also tell us where this is reflected in your condensed statements of operations and condensed statements of deficiency in assets.

As disclosed in Note 5 to the financial statements on page F-11, the Company’s Series A redeemable preferred stock (the “Series A Preferred Stock”) was redeemable by the holder beginning April 29, 2007. The redemption amount was equal to $6.00 per share plus accrued and unpaid dividends of $0.08 per share. As more fully described in the response to Question 13 below, the Company classified the Series A Preferred Stock as debt. Therefore, the Company accounted for the transaction, in part, in accordance with EITF 98-5 and Paragraph 5 of EITF 00-27. As such, upon the sale of the Series A Preferred Stock and common stock warrants, management allocated the proceeds received between the fair value of the Series A Preferred Stock and the common stock warrants. Further, the Company netted transaction costs from the proceeds received. Subsequent to the sale, the Company commenced the accretion of the amount allocated to the warrants as well as the dividend as interest expense using the effective interest method so that the carrying value of the Series A Preferred Stock would equal the redemption amount as of the redemption date. This treatment is in accordance with paragraph 9 of EITF 98-5. Footnote 5 indicates how the proceeds were allocated to the Series A Preferred Stock and the warrants as well as the fact that the Company used the interest method to accrete the carrying amount. Further, we believe that the table provides disclosure of the nature of the amounts related to the changes in the carrying amount of the Series A Preferred Stock.

Note 1. Business, page F-7

10.
Please disclose, consistent with paragraph 39 of SFAS 131, the total amount of revenues from each external customer for which revenues from transactions with that customer amount to 10 percent or more of your revenues.

We have modified the disclosure on page F-7 to comply with SFAS 131.

Note 2. Summary of Accounting Policies, page F-7

Revenue Recognition

11.
We note the policy disclosure is overly general. Please revise the section to clearly identify each activity, product or service from which you expect to earn revenues. For each revenue source, describe the criteria you will need to meet in order to recognize revenue. Please refer to the guidance of SAB Topic 13.

We have modified the revenue recognition policy disclosure on page F-7 as requested.

Note 4. Notes Payable to Related Parties and Individuals, page F-10

12.
With respect to your related party disclosures in this note and on pages F-5 and F-13, please revise to include all of the disclosures required by paragraph 2 of SFAS 57, or tell us why your current disclosure complies with that guidance in all material respects. We also note the disclosures of related party transactions on pages 45 through 48. Your financial statements should include disclosures of all material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.

We have reviewed all related party transactions including those disclosed on pages 45-48 and have modified certain disclosures in Note 4 (page F-10), Note 7 (page F-12), and Note 10 (page F-15) to conform with paragraph 2 of SFAS 57.

Note 5. Redeemable Series A Preferred Stock, page F-10

13.
We note that you have classified your redeemable Series A preferred stock as a long-term liability on the balance sheet on page F-3. On page F-11 you disclose that you classified the redeemable preferred stock as a liability due to its “mandatory redemption provision.” You also state that you recorded a beneficial conversion feature for the stock and that the carrying value of the redeemable preferred stock is being accreted to the redemption value using the interest method. Please respond to the following:

a.
Please tell us why you believe the redeemable preferred stock meets the definition of a mandatorily redeemable financial instrument as defined in Appendix D of SFAS 150. Please discuss why you believe the stock embodies an unconditional obligation that requires you to redeem the instrument. Given your disclosure that the preferred stock is convertible at any time by the holder, it appears that the redemption option may be a conditional obligation and, if true, SFAS 150 may not apply to this instrument. If true, you would need to evaluate the instrument under SFAS 133, EITF 00-19, 98-5, 00-27 and Topic D-98. Please refer to Section II.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. Please provide us with your analysis of the appropriate accounting for this instrument including a discussion of the accounting literature you applied and how you applied that literature. Your response should include a discussion of the appropriate classification of the instrument in the balance sheet and any related gains or losses in the statement of operations.

The Company accounted for the Series A Preferred Stock as a liability (debt) principally due to the objectives of the instruments holders and their contemplated action given the Company’s poor financial condition and uncertain future. At the time of the issuance of the Series A Preferred Stock, the Company believed that the instrument holders were certain to demand a cash repayment on April 29, 2007 to liquidate the instrument. Although the instrument included a conversion feature, the Company concluded that it was incidental to the transaction because it was unreasonable to believe that the holders would accept common shares at the relatively low conversion rate and, as such, forfeit compensation for the significant risks involved. In substance, the Company considered the demand for payment on April 29, 2007 unconditional, with the result that the Series A Preferred Stock was a loan with a high interest rate that reflected the risk involved. The holders would realize the highest return from holding the Series A Preferred Stock and demanding redemption on the redemption date in cash.

The subsequent accounting for the Series A Preferred Stock followed that of debt. As described in Note 5 to the financial statements, the Company allocated the $2,360,000 proceeds to the Series A Preferred Stock and warrants based on their relative fair values. The Company also allocated the transaction costs based on the allocated amounts. This accounting is consistent with discussions included in Paragraph 5 of EITF 00-27. The Series A Preferred Stock was classified as a liability in accordance with Paragraph 9 of FAS 150 as we considered the redemption certain to occur. The warrants were recorded as paid in capital in accordance with EITF 00-19 (see response to 13c below). Also, in accordance with EITF 98-5 and Paragraph 5 of EITF 00-27, we calculated a beneficial conversion feature related to the conversion feature as the proceeds allocated to the Series A Preferred Stock resulted in a conversion price that was lower than the fair value of the common stock. The beneficial conversion feature was recorded immediately as the Series A Preferred Stock was convertible to common stock immediately. Subsequent to the initial recording of the issuance, the Company accreted the carrying amount of the Series A Preferred Stock to the redemption using the effective yield method as required by paragraph 9 of EITF 98-5. The accretion was recorded as interest expense in the statement of operations. Also, when the Series A Preferred Stock was settled with common stock, the Company recorded the transaction as an extinguishment of debt with the loss recorded to the statement of operations.

b.
Under SFAS 150 you should initially reflect a mandatorily redeemable financial instrument at its fair value consistent with paragraph 20 of SFAS 150. Please tell us why you recorded a beneficial conversion feature if you are accounting for this instrument under SFAS 150. Please tell us how you initially and subsequently valued this instrument and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

As described above, the Series A Preferred Stock was recorded at its fair value based on the proceeds allocated between the Series A Preferred Stock and the common stock warrants. The Company was accreting to the redemption amount using the effective yield method as required by paragraph 9 of EITF 98-5.

c.
Please also tell us how you are accounting for and valuing the warrants issued with the preferred stock and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

We considered various agreements related to the common stock warrants, including the warrant agreement and the registration rights agreement, to determine whether the warrants should be accounted for as equity or a liability. The warrants could only be settled with common stock. Holders could exercise warrants on a cashless basis but there were no provisions requiring or permitting cash settlement by the Company, including liquidation damage payments, penalties, or other cash payments of any kind.

To account for the warrants we first considered FAS 133 and concluded that the warrants qualified as an exception as provided by Paragraph 11 as they were indexed to the Company’s stock and recorded in stockholders’ equity. We reviewed paragraphs 12-32 of EITF 00-19 and concluded that the warrants should be classified as equity as follows:

•	There were no provisions that would require a net cash settlement (paragraph 12).
•	There was no requirement that the shares delivered by the Company be registered (paragraph 14-18).
•	The Company had sufficient authorized and unissued shares available to settle the warrants, options, and other obligations that may require settlement in common stock. (paragraph 19).
•	The number of shares to be issued was determined (paragraph 20-24).
•	There were no required cash payments (paragraphs 25, 26, 27, 28).
•	The warrants did not provide the counterparty with rights that ranked higher than the common shareholders (paragraph 29, 30, 31).
•	There was no collateral requirement (paragraph 32).

Therefore we concluded that classification of the warrants as equity was appropriate.

d.	Revise the Critical Accounting Policies and Estimates section of MD&A to disclose the methodology and significant estimates used to value any of these instruments you carry at fair value.

We have modified the disclosure about the Company’s critical accounting policies, beginning on page 23, to include the suggested fair value disclosure.

Note 6. Income Taxes, page F-12

14.	Please provide the disclosures required by paragraphs 41- 49 of SFAS 109.

We have modified the income tax disclosures on page F-12 to include the required disclosures.

Note 7. Capital Transactions, page F-12

15.
Please ensure that your disclosures in this note reconcile with the disclosures on page F-5 in your Statements of Deficiency in Assets, your warrant rollforward schedule on page F-14 and the disclosures beginning on page II-2 in your disclosure of recent sales of unregistered securities.

We prepared a reconciliation of the disclosures on the noted pages confirming that all transactions were included on the Statements of Deficiency in Assets.

16.
We note that you have common stock, Series A and Series B convertible preferred stock, and Series A redeemable preferred stock. Please revise to explain, in summary form within your financial statements, the pertinent rights and privileges of each of the various securities consistent with paragraph 4 of SFAS 129.

We have reviewed paragraph 4 of SFAS 129 and believe that the disclosures for theSeries A redeemable preferred stock at Note 5, page F-11 comply in all material respects.

We have modified Note 7, page F-13 to provide additional disclosure regarding the Series B convertible preferred stock.

The Series A convertible preferred stock was issued in early 2004 and quickly exchanged for shares of Series A redeemable preferred stock. Due to the relatively short term that such shares were outstanding, we do not believe that additional information about these securities is material to an understanding of the Company’s capital structure.

17.
We note that you issued warrants to purchase 150,000 shares of common stock in February 2004 “for the release of an exclusivity arrangement” between the company and a yacht dealer and for the dealer to assist you in marketing your products (pages F-12 and II-2). Please tell us and disclose the nature of and accounting for the transaction. Please also tell us how you valued the shares issued.

We have modified the disclosure on page F-12 as follows:

During 2004, warrants valued at $70,000 to purchase 150,000 shares of common stock at $2.00 a share were issued for release of a marketing exclusivity arrangement. In addition, the Company issued warrants valued at $42,000 to purchase 50,000 shares of common stock at $3.15 a share as consideration for services rendered. The fair value of the warrants were determined using the Black Scholes pricing model and approximated the fair value of services rendered. Such amounts were expensed to operations.

18.
Please tell us and disclose the nature of the settled litigation in 2005. Disclose how you accounted for this transaction and where you classified the related expense in the statement of operations. Please also discuss the nature and amount of this settlement in MD&A.

The Company agreed to settle litigation for back wages brought by five former employees by issuing 1,105,000 shares of common stock. The Company valued the common stock at $729,000 based on its aggregate fair value on the settlement date determined by closing price. At December 31, 2004, the Company had accrued wages of approximately $405,000 under the compensation arrangements in effect with the employees. In 2005, the Company recorded $324,000 in other general and administrative expense for the excess of fair value of the common stock over the accrued amount.

Also in 2005 the Company entered into a settlement agreement with Homewood Products Corporation (Homewood), a vendor, in exchange for a full release from any legal claims related to a supply agreement with Homewood. Barry DeGroot, a former director of the Company, is the president of Homewood. The Company issued 105,000 shares of common stock valued at $67,200 in exchange for the release. The common stock was valued at fair value based on its closing price at the settlement date.

The Company also issued 35,441 shares of common stock to settle certain liabilities. The fair value of the common stock issued was approximately $34,000, which approximated the invoiced amounts.

Total shares issued for the above transactions was 1,245,441, with a fair value of $830,489. We have enhanced the disclosure on page F-13 to reflect these separate transactions. We have also modified the MD&A disclosure on page 21 to discuss the nature and amounts of the settlements.

19.
We note from page F-5 that 398,016 shares of Series B preferred stock were converted into 1,168,000 shares of common stock in 2005. Please tell us whether or not the conversion was pursuant to the original terms of the preferred stock. If not, please tell us and disclose how you accounted for the conversion.

The conversion of 343,658 shares of Series B preferred stock in 2005 was pursuant to the original terms of the preferred stock. However, as disclosed on page II-7 of the amended Form SB-2, to induce the holder of 54,358 shares to convert them into common stock in December 2005, the Company issued such holder additional shares of common stock equal to the number of shares received upon conversion. The excess of the fair value of the common stock  transferred to the holders of Series B preferred stock over the carrying amount of preferred stock was $54,238. This amount was not subtracted from net loss to arrive at net loss available to common shareholders in the calculation of loss per share (EITF Topic No. D-42) as the amount was not considered material. Further, as disclosed on page II-8 of the amended Form SB-2, to induce the holder of the remaining 120,000 shares of Series B preferred stock to convert such shares into common stock in March 2006, the Company issued such holder additional shares of common stock equal to the number of shares received upon conversion. The excess of the fair value of the common stock transferred to the holder of the Series B preferred stock over the carrying amount of preferred stock was $60,000. We have restated our September 30, 2006 financial statements to subtract this amount from net loss to arrive at net loss available to common stockholders in the calculation of loss per share. We have also expanded our disclosure in Note 7 on Page F-26.

20.
Please reconcile the disclosure on page II-3 that you reduced the amount of back pay owing to various employees by $361,000 with your disclosure on page F-12 that the fair value of the options issued to the employees exceeded the compensation owed to them by $1,199,552.

The following reconciles page II-3 to the disclosure on page F-12:

Fair value of options issued	$1,304,887
Cash paid	105,335

Total	1,410,222
Less amount accrued	(210,670)

Extinguishment loss	$1,199,552

We have modified page II-3 to reflect the $210,670 amount accrued.

Note 8. Stock Option Plan and Warrants, page F-13

21.
Please disclose a description of your stock-based compensation plans including the general terms of awards under the plan such as vesting requirements; the maximum term of options granted, and the number of shares authorized for grants of options or other equity instruments, consistent with paragraph 46 of SFAS 123. If you also use equity instruments to acquire goods or services, other than employee services, you should provide similar disclosures to the extent those disclosures are necessary to an understanding of the effects of those transactions on your financial statements, consistent with paragraph 46 of SFAS 123.

We have revised Note 8 on page F-13 to include the disclosures required by paragraph 46 of SFAS 123.

Note 10. Commitment and Contingencies, page F-15

22.
Please tell us and disclose any obligations you have to repay the funding if there is no recovery or the recovery is less than the amount of funding provided. Given your accounting, discuss how you would record a recovery from the litigation that is zero, or the same as, less than, or greater than the funding provided. Discuss the accounting literature that you relied upon and how you applied that literature to your facts and circumstances.

The amount to be repaid to Oliver Street under various scenarios is as follows:

No recovery	No payments to Oliver required.
Recovery equals funding	Full recovery paid to Oliver
Recovery is less than funding	Full recovery paid to Oliver
Recovery is more than funding	The greater of 40% of the recovery or the funding will be paid to Oliver

Any recovery received will be recorded as income with a related expense equal to the amount paid to Oliver for their services. We considered the guidance of EITF 99-19 and SAB 104 to determine whether the recovery should be recorded on a gross basis or a net basis. We have concluded that gross presentation is appropriate as the Company is the principal in the transaction. The Company will recognize recovery income when the amount is received and the related expense when the liability becomes probable and estimable (SFAS 5). Income and expense would most likely be recognized in the same period.

23.
Please reconcile your disclosure on page 23 that Michael D’Amelio, a vice president and director of your company, is also affiliated with Oliver Street, with your disclosure on page F-15 that a director and shareholder of the company is a principal owner of Oliver Street. Revise your related party disclosures to comply with paragraph 2 of SFAS 57, or tell us why no revisions are necessary.

We have modified the disclosure on page 22 and in note 10 on page F-15 so that such disclosures are consistent. We have modified note 10 on page F-15 to clarify that no amounts were due Oliver Street at December 31, 2005. We believe that the disclosures required by paragraph 2 of SFAS 57 with respect to transactions with Oliver Street are now provided in note 10.

June 30, 2006 Interim Unaudited Financial Statements for Solomon Technologies, Inc., page F-16

We have replaced the June 30, 2006 interim unaudited financial statements with those for the period ended September 30, 2006. We have addressed your questions on the June 30, 2006 financial statements below and, where appropriate, we have modified the September 30, 2006 financial statements to reflect your recommendations.

Condensed Statements of Cash Flows, page F-18

24.
Please reconcile the amount attributed to the issuance of common stock and warrants issued for services, fees and compensation of $662,125 for the six months ended June 30, 2006 with the amount shown on page F-19 of $525,076 and the amount disclosed in note 5 on page F-21 of $264,450.

The tables below reconcile the amounts disclosed on the statements of cash flows and deficiencies in assets and the Stock Issuances and Other Equity Events notes for the periods ended June 30, 2006 and September 30, 2006:

June 30, 2006:

	Cash Flow	Deficiency in Assets
Shares and warrants issued for fees and services	$525,076	$525,076
Shares issued to extinguish debt (total $177,300; $7,100 classified here, $170,200 included in Loss on Extinguishment of Redeemable Preferred Stock and Other Debt on statement of cash flows)	7,100	177,300
Expenses paid on Company’s behalf	129,949	129,949
Total on statement of cash flows	$662,125

Note 5:

Transaction	Paragraph Number	Amount
Warrants and common stock issued	Paragraph 2	$264,450
Common stock issued	Paragraph 4	62,350
Common stock issued	Paragraph 5	142,000
Common stock issued	Paragraph 7	14,200
Common stock issued	Paragraph 8	42,076
		$525,076

In connection with the preparation of the cash flow statement for the nine months ended September 30, 2006, we noted that the June 2006 cash flow statement had inadvertently reported the $142,000 related to the issuance of common stock in connection with the Power Solutions letter of intent (refer to your question 29 below). In the September 30, 2006 Form 10-QSB filing the Company excluded this amount from the statement of cash flow as shown below.

September 30, 2006:

	Cash Flow Page F-18	Deficiency in Assets Page F-19
Shares and warrants issued for fees and services	$1,187,275	$1,187,275
Less shares issued for Power Solutions LOI included above (not expensed at September 30, 2006)	(142,000)
Less shares issued to extend debt maturity dates included above (cost capitalized and is being amortized)	(614,824)
Adjusted	430,451
Shares issued to extinguish debt (total $177,300; $7,100 classified here, $170,200 included in Loss on Extinguishment of Redeemable preferred Stock and Other Debt on statement of cash flows)	7,100	177,300
Shares issued to directors for services	390,000	380,000
Stock option expense	78,238	78,238
Accruals and liabilities settled with debt (reduced liabilities)	75,063	—
Expenses paid on Company’s behalf	129,949	129,949
Total on statement of cash flows	$1,110,801

Please see the response to question 26 for a reconciliation of the $1,187,275 to the notes to the September 30, 2006 financial statements.

Note 5. Stock Issuances and Other Equity Events, page F-21

25.
We note the extinguishment loss recorded in connection with the recapitalization of Series A Redeemable Preferred Stock and release of obligation under notes payable. Please tell us how you calculated the amount of the extinguishment loss of $5,667,569 and the accounting literature you relied upon.

As noted in the response to Question 13 above, the Company accounted for the Series A Preferred Stock as a liability. The Company therefore accounted for the conversion of the Series A Preferred Stock into common stock as an extinguishment transaction with the excess of the fair value of the common stock over the carrying value of the Series A Preferred Stock as an extinguishment loss (paragraphs 20 and 21 of APB26). Settlements of other debt for common stock were accounted for in the same manner. The following summarizes these transactions:

Fair value of common stock issued for Series A Preferred Stock	$12,439,470
Carrying value of Series A Preferred Stock	6,823,176
Loss on extinguishment	5,616,294

Fair value of common stock issued for other debt	170,710
Carrying value of debt	119,435
51,275
$5,667,569

26.
Please reconcile the disclosures in this note with the disclosures on page F-19.

The following summarizes the matters disclosed in Note 5 of the June 30, 2006 financial statements to the disclosures on the condensed statement of deficiency in assets for the six months ended June 30, 2006:

Transaction	Paragraph Number	Amount

Shares issued to extinguish Series A Preferred Stock	Paragraph 1	$12,439,470

Shares issued to extinguish debt
Common stock to settle debt	Paragraph 1	$170,200
Common stock to settle debt	Paragraph 6	7,100
Total		$177,300

Shares and warrants issued for service
Warrants and common stock issued	Paragraph 2	$264,450
Common stock issued	Paragraph 4	62,350
Common stock issued	Paragraph 5	142,000
Common stock issued	Paragraph 7	14,200
Common stock issued	Paragraph 8	42,076
Total		$525,076

For the period ended September 30, 2006, the shares and warrants issued for services increased to $1,187,275. The following reconciles this amount to the disclosures in Note 7 and Note 8 of the financial statements included in the Form 10-QSB for the period ended September 30, 2006:

Transaction	Paragraph Number	Amount

Shares and warrants issued for service
Warrants and common stock issued	Note 7, Paragraph 4	$264,450
Common stock issued	Note 7, Paragraph 6	62,350
Common stock issued	Note 7, Paragraph 7	142,000
Common stock issued	Note 7, Paragraph 8	14,200
Common stock issued	Note 7, Paragraph 9	42,076
Common stock issued	Note 8, Paragraph 5	25,500
Common stock issued	Note 8, Paragraph 6	12,500
Common stock issued	Note 8, Paragraph 7	614,824
Common stock issued	Not disclosed (minor)	9,375
Total page F-19		$1,187,275

27.
Consistent with your disclosure on page II-8, please also disclose the exchange of warrants to purchase 5,396,474 shares of common stock for 2,698,237 shares of common stock. Please tell us how you accounted for and valued the exchange and why.

We have provided the requested disclosure in the second paragraph of Note 7 for the period ended September 30, 2006, on page F-26. As disclosed, the Company recorded the transaction as an equity transaction as the warrants were recorded to additional paid in capital when issued in 2004. As such, no gain or loss was recognized on this transaction in accordance with paragraph 28 of APB 9.

28.
Please tell us how you accounted for the issuance of debt and common shares and how you allocated the value to each. Cite the accounting literature upon which you relied.

As disclosed in Note 6 of the June 30, 2006 financial statements the Company issued debt for cash. The obligations were initially recorded at the cash value received which agreed to the face value of the instruments. Interest expense was accrued based on the stated interest rate of the instruments. Debt settled with common stock was recorded as a debt extinguishment with the difference between the carrying amount of the obligation and the fair value of the common stock issued (based on trading value on the day of the applicable transaction) was recorded as an extinguishment loss. Common shares issued to note holders to extend the maturity dates were recorded as general and administrative costs for the period ended June 30, 2006 as such extensions did not extend to future periods. For the quarter ended September 30, 2006, such amounts recorded as deferred debt costs are being amortized over the extension period ending January 15, 2007.

As disclosed in note 8 of the September 30, 2006 financial statements, the Company issued a total of 75,000 shares of common stock to induce certain creditors to purchase its notes payable. In accordance with paragraph 17 of APB 14, we determined the fair value of the debt and the common stock separately. The fair value of the shares was then capitalized as direct costs of financing. Such costs are being amortized over the term of the applicable notes to general and administrative expenses.

29.
Please tell us why you capitalized $142,000 as business acquisition costs. Discuss the terms of your agreement with Mr. Koslow and the Revocable Trust. Cite the accounting literature upon which you relied.

The $142,000 was capitalized as a deferred acquisition costs related to expected completion of the acquisition of Mr. Koslow’s business (Power Solutions). The terms of the agreement were focused on an extension of the terms of the letter of intent between Solomon Technologies, Inc. and Power Solutions Corp. The principal agreed not to market the business through the extension period. We capitalized this amount as a direct cost of the pending acquisition in accordance with paragraph 24 of SFAS 141. As noted in the response to comment 30 below, in the fourth quarter of 2006, management concluded that the Company would not pursue this transaction and therefore expensed the capitalized costs in the fourth quarter.

30.
Please tell us the status of your intent to acquire Power Solutions, Inc. We note the disclosure in the fifth paragraph of this note. In this regard, we note that you have capitalized acquisition costs of $142,000 as of September 30, 2006 based upon the disclosure in your September 30, 2006 Form 10-QSB. We also note from page 18 in the September 30, 2006 Form 10-QSB that the letter of intent to acquire Power Solutions that you entered into on May 8, 2006 has expired. Please refer to Item 310(c) of Regulation S-B in your response and discuss why you continue to reflect capitalized acquisition costs as of September 30, 2006.

Although the expiration date had passed the principals continued to extend the letter of intent informally with the expectation of an agreement subsequent to September 30, 2006. As such, at September 30, 2006 we believed that there continued to be a reasonably high likelihood that the transaction would close and that carrying these costs continued to be appropriate. We did not believe, however, that the transaction was probable at September 30, 2006 so we did not provide financial statements required by Item 310(c) of Regulation S-B.

As of this writing the Company does not expect to continue to pursue an acquisition of Power Solutions. As a result, the Company expensed the capitalized costs to operations in the fourth quarter of 2006.

Note 6. Notes Payable, page F-21

31.
Please tell us and disclose how you accounted for and valued the issuance of common shares to debt holders in exchange for modifying the terms of the debt. Cite the accounting literature upon which you relied and tell us how you applied that literature to your facts and circumstances. Please reconcile with your financial statements on pages F-16 through F-19 and with your disclosures under Recent Sales of Unregistered Securities beginning on page II-2. Please provide similar disclosure and reconciliation for the issuance of 188,450 common shares to note holders as disclosed in note 9. Please also discuss how you classified any related expense and why. We note the disclosure on page 20 of your September 30, 2006 Form 10-QSB that you reflected the expense related to the issuance of common stock to certain promissory note holders as an incentive to extend the due date of the notes within selling, general and administrative expense. Please tell us why you believe that classification is appropriate under U.S. GAAP.

Common stock shares issued to debt holders to extend maturity dates are valued at the fair value of the common stock on the agreement date. We considered the guidance of EITF 96-19, concluding that the loan modifications would not be considered a substantial modification as the cash flow effect on a present value basis is less than ten percent. As such, the direct costs paid to the creditors for the modifications have been capitalized and amortized over the new term using the interest method. Prior to the third quarter of 2006, extensions did not extend the debt terms beyond the quarter ending date so such costs were expensed in the quarter of the change. In the third quarter of 2006, the debt agreements were extended to January 15, 2007. The fair value of the common stock issued to extend the maturity dates was capitalized and is being amortized to general and administrative expense over the modified term using the interest method.

The table below reconciles 2006 capital transactions related to debt disclosed in Item 26 beginning on page II-2 to the September 30, 2006 financial statements:

Page and Paragraph Number	Transaction Date	Shares	Amount

II-7, Paragraph 7	January 27, 2006	163,488	$83,379
II-8, Paragraph 3	March 15, 2006	93,356	86,821
II-9, Paragraph 1	May 8, 2006	10,000	7,100
Total F-19		266,844	$177,300

Debt related
II-8, Paragraph 3	March 15, 2006	142,500	$114,000
II-8, Paragraph 5	May 3, 2006	124,700	62,350
II-9, Paragraph 3	June 5, 2006	63,750	42,076
Other
II-7, Paragraph 5	January 1, 2006	300,000	108,000
II-8, Paragraph 4	March 28, 2006	35,000	30,450
II-8, Paragraph 6	May 8, 2006	200,000	142,000
II-9, Paragraph 2	May 31, 2006	20,000	14,200
Warrant issued	First quarter	--	12,000
II-9, Paragraph 4	July 3, 2006	50,000	25,500
II-9, Paragraph 5	July 28, 2006	25,000	12,500
II-9, Paragraph 7	August 11, 2006	461,450	516,824
II-9, Paragraph 7	August 11, 2006	Not issued	98,000
II-10, Paragraph 3	September 26,2006	3,750	9,375
Total F-19		1,426,150	$1,187,275

Note 9 of the June 30, 2006 financial statements discloses the issuance of 188,450 share of common stock to note holders. The table below provides the details of these transactions and reconciles to the disclosures beginning on page II-2 and the statement of deficiency in assets for the six months ended June 30, 2006:

II-8, Paragraph 5	May 3, 2006	124,700	$62,350
II-9, Paragraph 3	June 5, 2006	63,750	42,076
Subtotal, agrees to Note 9		188,450	104,426
Other transactions
II-8, Paragraph 3	March 15, 2006	142,500	114,000
II-7, Paragraph 5	January 1, 2006	300,000	108,000
II-8, Paragraph 4	March 28, 2006	35,000	30,450
II-8, Paragraph 6	May 8, 2006	200,000	142,000
II-9, Paragraph 2	May 31, 2006	20,000	14,200
Warrant issued	First quarter		12,000

Total six months ended	June 30, 2006	885,950	$525,076

Note 9. Financing and Equity Transactions with Related Parties, page F-23

32.
Please revise to include disclosure of related party transactions in accordance with paragraphs 2-4 of SFAS 57.

We reviewed the related party transactions for the period ended September 30, 2006 and have modified the disclosure in Notes 7, 8 and 11 to ensure that the required SFAS 57 disclosures are provided.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-55.

33.
Please tell us and disclose the method and significant assumptions used to value the 4,615,385 shares of Series C preferred stock at $3 million and 4,461,538 shares of common stock at $2.9 mullion, consistent with paragraph 51(d) of SFAS 141. Tell us how your valuation considered paragraphs 20 - 24 of SFAS 141 and EITF 99-12. We note that under paragraph 20 of SFAS 141, you would generally use the fair value of the securities issued to measure the cost of the acquired entity and consider the additional guidance provided in paragraphs 21 - 23 of SFAS 141, as applicable, in determining the fair value of those securities.

A valuation of the Series C preferred stock was not performed at the time of acquisition based upon the premise that we expected to redeem it with cash before October 15, 2006. The Company believed that cash redemption within that time frame would be consistent with the provisions of paragraph 20 of SFAS 141, which states “a cash payment by an acquiring entity shall be used to measure the cost of an acquired entity.” Although the Company has not redeemed the Series C preferred stock as of the date of this letter, at the time the Company fully expected to have completed the redemption and continue to believe that the $3,000,000 valuation is proper.

Regarding the 4,461,538 shares of common stock issued in connection with the acquisition of Technipower, LLC, we have considered paragraphs 20 - 24 of SFAS 141 and EITF 99-12. Based upon this review, and noting the SEC staff position defining a “reasonable period before and after” as a period beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced (paragraph 4 of EITF 99-12), we have used $1.40, the closing price of the common stock on August 17, 2006, to measure the cost of Technipower, LLC.

Consistent with Article 11 of Regulation S-X, we have updated the Unaudited Pro Forma Condensed Combined Financial Statement and the Interim Financial Information included in the Form SB-2. Per Section 210.11-02(C)(2)(i), a pro forma balance sheet is not required as the transaction is already reflected in the balance sheet filed in the interim financial statements for the period ended September 30, 2006 included in the amended Form SB-2.

34.
In addition, it appears from your disclosure on page 17 of your September 30, 2006 Form 10-QSB that that value of each share of common stock issued was $0.65 per share and that this amount represents a calculated value “based on the average of the average closing bid prices of the common stock over two- 30-day periods, one ending three days before the closing and one ending two days before the closing.” Under paragraph 22 of SFAS 141, the cost of the acquired entity should be determined using the fair value of securities traded in the market since that value is generally more clearly evident than the fair value of an acquired entity. As such, you should use the quoted market price of the common stock to estimate the fair value of the acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. You should consider the market price of the common stock for a reasonable period before and after the date that you agree to and announce the terms of the acquisition. Please discuss how your valuation considered this guidance and any applicable guidance in EITF 99-12 in determining the valuation of the common stock issued to acquire Technipower.

Regarding the 4,461,538 shares of common stock issued in connection with the acquisition of Technipower LLC, we have considered paragraphs 20 - 24 of SFAS 141 and EITF 99-12. Based upon this review, and noting the SEC staff position defining a “reasonable period before and after” as a period beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced (paragraph 4 of EITF 99-12), we have used $1.40, the closing price of the common stock on August 17, 2006, to measure the cost of Technipower LLC.

We have amended the pro forma financial statements and interim financial statements for the period ended September 30, 2006 included in the amended Form SB-2 to reflect this change.

35.
Since the allocation of the purchase price is preliminary, please revise to identify significant liabilities and tangible and intangible assets you are likely to recognize and highlight uncertainties regarding the effects of amortization periods assigned to the assets. Highlight any uncertainties affecting the pro forma presentation and the possible consequences when you resolve them if they may be material. Otherwise, disclose that you do not expect the impact of any adjustments to be material.

There are no uncertainties of which the Company is aware that would affect the pro-forma presentation. Therefore, in the amended Unaudited Condensed Combined Pro-Form Statements of Operations, we have removed the “preliminary” reference.

36.
We note your reference to an “independent appraisal.” Please note that if you elect to continue to make such a reference you will be required to identify the appraisal firm under “Experts” and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating fair value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, we also expect to see disclosure of the method and significant assumptions use in determining the fair value.

Please see the revised Unaudited Condensed Combined Pro-Forma Financial Statements included in the amended Form SB-2. We have removed the reference to independent appraisals and have included appropriate disclosure that management is responsible for estimating fair value, and have included the factors considered in doing so. Furthermore, we have included the method and significant assumptions used in determining fair value.

Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2005 and six months ended June 30, 2006, pages F-57 and F-58

37.
We note the transactions reflected in these pro forma financial statements had significant effects on your outstanding shares. Please include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

Please see the revised Unaudited Condensed Combined Pro-Forma Financial Statements included in the amended SB-2. We have reflected the issuance of 4,461,538 shares of common stock in the “Purchase Adjustment” column of the Condensed Combined Pro-Forma Statements of Operations for the year ended December 31, 2005 and the period ended September 30, 2006. Additionally, we have included a footnote (d) that summarizes the calculation of weighted average shares outstanding.

Exhibits 23.1

38.	Please include currently dated and signed consents from your registered public accounting firm prior to requesting effectiveness. Our auditors have updated their consents as required.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Financial Information, page 3

Note 3. Stock-based Compensation, page 9

39.
We note that the forfeiture rate used to calculate your compensation expense is zero percent. Consistent with paragraph 43 of SFAS 123(R), your estimate of compensation should be based on the estimated number of instruments for which you expect the requisite service to be rendered. Please tell us how you considered that guidance in determining your forfeiture rate of zero percent.

As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The options awarded in 2006 were to three individuals, all of whom are members of the Company’s senior management team. As the Company expects that these individuals will continue to lead the Company over the next several years, and considering the relative short vesting period of two years, the Company believes that a zero forfeiture rate is appropriate.

Note 4. Business Acquisition, page 10

40.
We note your disclosure that “[t]he valuation of the equity securities issued is preliminary and may be adjusted upon completion of the appraisal.” Please refer to our comment above regarding references to appraisals. Also, please tell us why you have applied a preliminary valuation of the securities issued in your business combination to determine the purchase price of that business. Under paragraph 20 of SEAS 141, you should measure the cost of an acquired entity based on the fair values of the consideration distributed. Tell us why you used a preliminary estimate of the value of the securities and how your accounting considered the guidance in SFAS 141. Discuss any additional accounting literature you relied upon in determining that it was appropriate under U.S. GAAP to use a preliminary valuation and how you expect to reflect any revisions to that preliminary estimate. That is, discuss whether you plan to make the change retrospectively as the correction of an error or prospectively as a change in estimate and why.

We have removed the reference to independent appraisals and have included appropriate disclosure that management is responsible for estimating fair value, and the factors considered in doing so. Furthermore, we have included the method and significant assumptions used in determining fair value of the acquired intangible assets.

The Company initially referred to the valuation of the equity securities as “preliminary” because a valuation of the Series C preferred stock was not performed at the time of the Form SB-2 filing. The Company did not have a valuation performed based upon the premise that it expected to redeem the Series C preferred stock with cash before October 15, 2006. The Company believed that cash redemption within that time frame would be consistent with the provisions of paragraph 20 of SFAS 141, which states “a cash payment by an acquiring entity shall be used to measure the cost of an acquired entity.” Although the Company has not redeemed the Series C preferred stock as of the date of this letter, at the time the Company fully expected to have completed the redemption. Consequently, the Company continues to believe that the $3,000,000 valuation is proper.

41.
We note your disclosure on page 10 that you “may issue additional shares to the seller at the one year anniversary if the 30 day average trading price is more than 5% less than $0.65 per share” and that “[s]uch amounts if any will be recorded as additional purchase consideration.” Under paragraph 27 of SFAS 141, the issuance of additional securities or distribution of other consideration at the resolution of contingencies based on security prices does not change the recorded cost of an acquired entity.” It appears, based on your disclosure that the contingency is solely based on security prices and, as such, that the cost of the acquired entity should not change. If true, you would account for the cost of the acquired entity consistent with paragraph 28 of SFAS 141 which states that initially the cost of the acquired entity should reflect the securities issued unconditionally at the date the combination is consummated. Subsequently, under paragraph 30 of SFAS 141, if you issue additional securities or distribute other consideration upon resolution of a contingency based on security prices you should record the current fair value of the additional consideration issued and the amount previously recorded for securities issued at the date of acquisition is simultaneously reduced to the lower current value of those securities. Please revise your disclosure in future filings or advise us why the current disclosure complies with U.S. GAAP.

We have considered paragraphs 27 - 30 of SFAS 141 and have modified the disclosure in the Unaudited Condensed Combined Pro Forma Financial Statements in the amended Form SB-2 to remove the statement that “[s]uch amounts, if any, will be recorded as additional purchase consideration.” In place of such statement, we have indicated that “[s]uch amounts, if any, will not affect purchase consideration.” The Company will make this change in its amended Form 10-QSB.

Note 7. Stock Issuances and Other Equity Events, page 12

42.
In future filings, please explain, in summary form within your financial statements, all of the pertinent rights and privileges of the Series C preferred stock, including all of the significant terms of conversion, dividend, liquidation and redemption, consistent with paragraph 4 of SFAS 129. We note the disclosures on pages 54 through 55 of the terms of this stock. Please ensure that your disclosure in this note is not inconsistent with that disclosure and respond to the following:

a.
You disclose that the dividends will accrue and be cumulative and will be payable upon the earlier to occur of redemption or liquidation.” You also state that the holders of the preferred stock are entitled to receive the dividends “if, when and as declared” by your board of directors. Please reconcile these two statements. Please also tell us whether you are required to pay dividends if the preferred stock is converted in to common shares.

b.	Please tell us and disclose at whose option the preferred stock may be redeemed.

We have included disclosure of the pertinent rights and privileges, including those related to dividend and redemption features of the Series C preferred stock, in Note 7 of the interim financial statements for the period ended September 30, 2006 that are included in the amended Form SB-2.

We respectfully submit that the statements referenced in paragraph a. above accurately reflect the terms of the Series C preferred stock as set forth in the certificate of designations for such securities, and that any inconsistency between these statements is more apparent than real. The Company’s board of directors has the ability to declare and pay dividends on the Series C preferred stock at any time. However, in the event the Company is liquidated or the Series C preferred stock is redeemed or converted into common stock, any accrued dividends on the Series C preferred stock must be paid at such time if they have not been previously declared by the board and paid.

As noted in revised Note 7, the Series C preferred stock is redeemable at the Company’s option. The holders do not have a redemption right.

43.
We note that the Series C preferred stock is entitled to dividends at the rate of 10 percent. Please tell us how you are accounting for the dividends and why. We note that you do not reflect a dividend in your statements of operations or statement of deficiency in assets. We also note that you disclose a liquidation preference of $3,036,164 on page 3.

We acknowledge that as of September 30, 2006, the Company should have recorded dividends since, at the time, it was probable that such amount would be paid when the Series C preferred stock was redeemed. We have reflected this dividend in the September 30, 2006 financial statements included in the amended Form SB-2.

44.
Please provide us with your analysis of the terms of the Series C preferred stock showing how you determined the appropriate valuation, classification and accounting for the shares as permanent equity. Discuss your consideration of SFAS 150 and 133 and EITF 00-19, 00-27, 98-5 and Topic D-98. In your discussion of valuation, include both the initial valuation and subsequent valuation at each balance sheet date. Your discussion should be in sufficient detail for us to understand how you applied the applicable accounting literature to the specific terms of the Series C preferred stock and include your analysis of all of the significant terms of that instrument. For example, you disclose that the preferred stock is convertible at any time after December 16, 2006 into the greater of the result obtained by dividing the stated value by the conversion price and the result obtained by dividing the liquidation preference by the 30-day average closing price of the common stock for the 30 trading days preceding the date of conversion. Your response should address how you considered this term in your accounting for the preferred stock and why. You may refer to Section H.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http:l/www.sec.gov/divisions/corpfin/acctdisl20105.pdf.

We considered various agreements related to the Series C preferred stock, including the Certificate of Designation of Series and Determination of Rights and Preferences of Series C preferred stock and the registration rights agreement between the Company and the holder of the Series C preferred stock, to determine whether the Series C should be accounted for as permanent equity. As disclosed in the amended Form SB-2, the holders of the Series C preferred stock are entitled to dividends at the rate of 10% of the stated value ($0.65 per share) and a liquidation preference that was initially equal to the stated value plus accrued dividends but increased by $250,000 on October 16, 2006 and to 175% of the stated value plus accrued dividends on December 16, 2006. The holders of the Series C preferred stock may convert their shares on or after December 16, 2006 into shares of common stock based on the greater of (a) the stated value divided by the conversion price (initially set at $0.65 per share) and (b) the liquidation preference divided by the average daily closing price of the Company’s common stock. The Company has the right to redeem the Series C preferred stock at any time based on specified formulas. The holders do not have a redemption right.

We first considered the provisions of FAS 150. As the holders cannot require redemption of the Series C preferred stock, we concluded that the Series C preferred stock does not meet the definition of a mandatorily redeemable financial instrument.

We then considered the provisions of FAS 133 and EITF 00-19 and 05-2 to determine whether the conversion feature should be bifurcated and separately reported. We considered whether the Series C preferred stock met the exception under paragraph 11(a) of FAS 133 and considered EITF-00-19 to determine whether the conversion feature would be classified within stockholders’ equity. As the conversion feature may result in a variable number of common stock issued, the Series C preferred stock is not considered a “Conventional Convertible Debt Instrument”. As such, we considered the provisions of paragraphs 12-32 of EITF 00-19 to determine whether the conversion feature should be bifurcated. As the number of shares is variable and undeterminable, we concluded that the conversion feature fails paragraph 20 of EITF 00-19. As such, the conversion feature should be bifurcated and classified as a liability.

On the day of issuance, management concluded that the value of the conversion feature was negligible as it was probable that the Series C preferred stock would be redeemed prior to December 15, 2006, the first day that the shares were convertible. As such, no value was assigned to the conversion feature.

We considered EITF Topic D-98 and ARS 268 concluding that the Series C preferred stock should be reported as permanent equity as it is not subject to mandatory redemption or redemption which is outside the control of the Company. Upon liquidation, the holders of the Series C preferred stock have liquidation preference however this does not effect classification of the Series C preferred stock (paragraph 5 of Topic D-98).

45.
We note that the Series C preferred stock was issued as part of your acquisition of Technipower. You attributed an initial value to these shares of $3 million. You disclose that “[a] beneficial conversion feature was attributable to the Series C Preferred Stock since the fair value of the common stock on the date of commitment was in excess of the value attributed to the Series C Preferred Stock.” You further disclose that “[t]he beneficial conversion feature was limited to the $3 million value of the Series C Preferred Stock and is being recorded through December 15, 2006, the date that the Series C Preferred Stock holders can convert their shares to common stock.” Under paragraph 20 of SFAS 141, you should use the fair value of the Series C preferred stock to measure the cost of the acquired entity. You should also consider the additional guidance provided in paragraphs 21 - 23 of SFAS 141 with respect to determining the fair value of those securities. Considering the above, please discuss why there was a beneficial conversion feature attributable to the preferred stock since the preferred stock should be stated at its fair value. Please also refer to our comment above with respect to your valuation of the preferred stock.

We have included a revised interim financial statement for the period ended September 30, 2006 in the amended Form SB-2. Please see the response to question 44 above. The Company has reconsidered its position on this matter, concluding instead that the conversion feature should be separately valued and recorded as a liability in accordance with SFAS 133. As noted, the Company concluded that the conversion feature had no value as the Company fully expected to redeem the Series C preferred stock prior to December 15, 2006, the first date that the holders could convert the stock. As such, there was no adjustment to purchase price. The Company has modified the September 30, 2006 financial statements accordingly.

Note 11. Financing and Equity Transactions with Related Parties, page 15

46.
We note your disclosure regarding financing and equity transactions that occurred during the quarter ended June 30, 2006. Since this filing is for the nine months ended September 30, 2005 and 2006, in future filings please disclose the related party activities that occurred during the periods presented in the financial statements.

We reviewed the related party transactions for the period ended September 30, 2006 and have modified the disclosures in Notes 7, 8 and 11 to ensure that the required SFAS 57 disclosures are provided.

Note I2. Segments, page 15

47.
In future filings, please provide all of the disclosures required by paragraph 33 of SFAS 131 for the periods presented in the interim financial statements, or tell us why the current disclosure complies in all material respects with the disclosure requirements of SFAS 131. We note that as a result of your acquisition in the third quarter of 2006, you now have two reportable operating segments. Since you have not previously provided the disclosures required by paragraphs 26 and 31 of SFAS 131, additional disclosures appear to be required to assist readers in understanding the material changes to your segment disclosures that have occurred since December 31, 2005.

We agree that additional segment diclosure is appropriate. We therefore have modified the segment disclosures in Note 12, page F-30 to include the required disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 20

Power Electronics Division, page 23

48.
We note that you provide an analysis of your Power Electronics operating segment based upon pro forma results assuming that the acquisition of Technipower on January 1, 2005. This presentation does not appear to comply with the purpose or the rules of Article 11 of Regulation S-X, FRC 202.02, and Item 10(e) of Regulation S-B. Please remove this presentation, or tell us why the current disclosure complies in all material respects with those rules and regulations.

We have revised the MD&A included in the amended Form SB-2 to remove discussion of Technipower prior to the August 2006 acquisition. The Company intends to amend the Form 10-QSB for the period ended September 30, 2006 to reflect this change.

Controls and Procedures, page 26

49.
We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within [y]our company to disclose material information otherwise required to be set forth in [y]our periodic reports.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We acknowledge your comment and we will revise the disclosure in future filings.

* * * *

Please telephone the undersigned at (212) 468-4944 with any questions or comments you may have regarding Amendment No. 1 to the registration statement on Form SB-2 or this letter, or if there is anything we can do to facilitate your review of these documents.

Very truly yours, /s/ Ralph W. Norton Ralph W. Norton

cc:	Peter W. DeVecchis, Jr.